November 18, 2009


BY EDGAR

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3030
Washington, D.C.  20549

Attn:    Daniel H. Morris
         Special Counsel

         Re:    Spire Corporation
                Form 10-K for Year Ended December 31, 2008
                Letter Dated October 14, 2009
                File No. 0-12742

Dear Mr. Morris:

         This letter is submitted on behalf of Spire Corporation (the "Company" or "Spire") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") with respect to the Company's Form 10-K for the fiscal year ended December 31, 2008, filed on March 31, 2009 (the "Form 10-K"), and related matters, as set forth in a letter dated November 9, 2009 to Roger G. Little (the "Comment Letter").

         For reference purposes, the text of the relevant portions of the Comment Letter have been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
----------------------------------------------

COMMENT NO. 1
-------------

         WE NOTE YOUR PRESS RELEASE ON SEPTEMBER 29, 2009 STATING THAT YOU ENTERED INTO TWO CONTRACTS WITH UNI-CHEM CO., LTD. IN AN AGGREGATE VALUE OF APPROXIMATELY $60 MILLION. PLEASE TELL US WHY YOU DID NOT FILE A FORM 8-K TO DISCLOSE THAT YOU ENTERED INTO THESE AGREEMENTS. IN ADDITION, PLEASE FILE THE UNI-CHEM CONTRACTS.

Response to Comment No. 1
-------------------------

         On August 26, 2009, the Company entered into three primary commercial contracts with Uni-CHEM Co., Ltd. ("Uni-Chem"):
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Securities and Exchange Commission
November 18, 2009
Page 2



1. Purchase and Sale Agreement for a 60 MW Solar Cell Production Line (the "Cell Line Agreement");

2. Purchase and Sale Agreement for a 50 MW Solar Module Production Line (the "Module Line Agreement"); and

3. Project Management Agreement for Utilities and Infrastructure Supply for Spire Cell and Module Line (the "Project Management Agreement").

These agreements are collectively referred to herein as the "Uni-Chem Agreements." The purchase price for the cell line under the Cell Line Agreement is $21,750,000. The purchase price for the module line under the Module Line Agreement is $13,250,000. The purchase price for the services to be provided under the Project Management Agreement is $11,500,000. Accordingly, the aggregate potential payments to Spire under the three Uni-Chem Agreements is $46,500,000. The remainder of the approximately $60 million figure referenced in the September 2009 press release represented potential value to Spire in the event the parties entered into definitive agreements relating to Uni-Chem's possible investment in Spire Solar Systems, Spire's systems integration business, as described in the press release; no such definitive agreements have been entered into yet.

         At the time the Company entered into the three Uni-Chem Agreements, it did not file a Form 8-K because (i) each of the contracts was made in the ordinary course of the Company's business and (ii) the Company did not believe that its business was "substantially dependent" upon any of these agreements, as such term is used in Item 601(b)(10)(ii) of Regulation S-K. However, in the interest of resolving this matter, the Company (i) described the Uni-Chem Agreements in Part I, Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Part II, Item 5, "Other Information" of the Company's Form 10-Q for the quarter ended September 30, 2009 (the "Third Quarter Form 10-Q"), complying with the disclosure requirements of Item 1.01 of Form 8-K, and (ii) filed the Uni-Chem Agreements and any amendments thereto as exhibits to the Third Quarter Form 10-Q (and simultaneously requested confidential treatment of certain information contained therein in accordance with SEC guidance).

SPIRE SOLAR, PAGE 2
-------------------

COMMENT NO. 2
-------------

         WE NOTE YOUR RESPONSE TO THE FIRST SENTENCE OF PRIOR COMMENT 1. HOWEVER, WE ALSO NOTE THAT THE CONTRACT WITH FEDERAL PRISON INDUSTRIES ("FPI") IS WORTH APPROXIMATELY $53 MILLION. PLEASE EXPAND YOUR ANALYSIS OF THE MATERIALITY OF THIS CONTRACT TO SPECIFICALLY ADDRESS ITS SIZE. GIVEN YOUR DISCLOSURE ON PAGE 6 THAT NO CUSTOMERS ACCOUNTED FOR MORE THAN 10% OF YOUR CONSOLIDATED NET SALES DURING THE YEAR ENDED DECEMBER 31, 2008, THE SIZE OF THE FPI CONTRACT RELATIVE TO YOUR OPERATIONS AND TO OTHER CUSTOMER CONTRACTS WOULD APPEAR TO MAKE THE FPI CONTRACT MATERIAL.
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Securities and Exchange Commission
November 18, 2009
Page 3



Response to Comment No. 2
-------------------------

         In the interest of resolving this matter, the Company will (i) file the contract with the Federal Prison Industries and any amendments thereto as exhibits to a Form 10-K/A for the year ended December 31, 2008 (and simultaneously request confidential treatment of certain information contained therein in accordance with SEC guidance), (ii) describe the material terms of such contract under Item 9B, "Other Information" of the Form 10-K/A and (iii) revise the description of such contract under Item 1, "Business" of the Form 10-K/A to include such material terms.

SIGNATURES
----------

COMMENT NO. 3
-------------

         WE REISSUE PRIOR COMMENT 7. YOUR CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER SHOULD SIGN THE FORM 10-K BELOW THE SECOND PARAGRAPH ON THE SIGNATURE PAGE. PLEASE REVISE.

Response to Comment No. 3
-------------------------

         The Company will file a Form 10-K/A for the year ended December 31, 2008 with a revised signature page indicating that Christian Dufresne, the Company's Chief Financial Officer and Treasurer, is signing in the capacity of both the Company's principal financial officer and principal accounting officer.

                                    * * * * *

         In connection with the Company's responses contained in this letter, the Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you should have any questions about this letter, please do not hesitate to call the undersigned at (781) 275-6000.

                                                        Sincerely,

                                                        /s/ Christian Dufresne

                                                        Christian Dufresne
                                                        Chief Financial Officer